Form 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

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First pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment
Company Act of 1940
(Print or Type Responses)
1.  Name and Address of Reporting Person*

        GABELLI ASSET MANAGENMENT INC.
2.  Date of Event
Requiring Statement
(Month/Day/Year)
01/23/2003

4.  Issuer Name and Ticker or Trading Symbol

      Chemed Corporation/CHE
(Last)			(First)		(Middle)



	ONE CORPORATE CENTER

3.  I.R.S Identification
Number of Reporting
Person, if an entity
(Voluntary)
5.  Relationship of Reporting Person(s) to
Issuer
(Check all applicable)

	 Director		    X	 10% Owner
	 Officer (give		 Other
			Title below)	  (specify
					   Below)


6.  If Amendment, Date of
Original (Month/Day/Year)
(Street)



RYE			NY		10580



7.  Individual or Joint/Group Filing
(Check Applicable Line)

____ Form filed by One Reporting Person
__X__ Form filed by More than One
Reporting Person
(City)			(State)		(Zip)

Table I - Non-Derivative Securities Beneficially Owned
1.  Title of Security
(Instr. 4)
2.  Amount of Securities
Beneficially Owned
(Instr. 4)
3.  Ownership
Form:  Direct
(D) or Indirect
(I)    (Instr. 5)
4.  Nature of Indirect Beneficial Ownership
(Instr. 5)

Common Stock, $1.00 per share





           42,000

           I

        By Investment Partnership (1)




























Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, See Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to
Respond unless the form displays a currently valid OMB control number.



FORM 3 (continued)
Table II - Derivative Securities Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)



1.  Title of Derivative Security
(Instr. 4)

2.  Date Exercisable
and Expiration Date
(Month/Day/Year)
3.  Title and Amount of Securities
Underlying Derivative Security
(Instr. 4)
4.

Conversion or
Exercise Price
of Derivative
Security
5.

Ownership
Form of
Derivative
Security
Direct (D) or
Indirect (I)
(Instr. 5)
6.

Nature of
Indirect
Beneficial
Ownership
(Instr. 5)


Date
Exer-
Cisable
Expira-
Tion
Date

Title

Amount
or
Number
of
Shares












































































Explanation of Responses:
(1)	The Reporting Persons have less than a 100% interest in this entity. The amount of securities reported as beneficially owned reflects the total amount of securities held by this entity, which is greater than the Reporting Persons' pecuniary interest. The Reporting Persons disclaim beneficial ownership of these securities in excess of their indirect pecuniary interests.




												/S/ James E. McKee		   	        01/24/03
												**Signature of Reporting Person		     Date
  Mario J. Gabelli
                                                                                            By: James E. McKee/Attorney-in-fact
                                                                                            GABELLI ASSET MANGEMENT INC.
                                                                     GABELLI GROUP CAPITAL PARTNERS, INC.
  By: James E. McKee/Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.  If space
      Is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.



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